Tungray Technologies Appoints Henry Guo as Chief Financial Officer

SINGAPORE, August 14, 2025 /PRNewswire/ -- Tungray Technologies Inc (Nasdaq: TRSG, "Tungray" or the "Company"), a global Engineer-to-Order (ETO) company, today announced the appointment of Mr. Qi (Henry) Guo as Chief Financial Officer, effective immediately. Mr. Guo succeeds Ms. Nina Hangyu Qian, who will continue to serve the Company as Senior Director of Finance.

Mr. Guo brings to Tungray more than 20 years of corporate finance, investment banking, equity research, and investment management experience, along with a decade of technical expertise in Silicon Valley’s high-tech industry. Before joining Tungray, he serves as Head of Capital Markets at AIME Capital Markets, LLC, a boutique investment banking firm. Previously, he was Vice President and Executive Director at US Tiger Securities, Inc., focusing on a variety of equity capital market transactions, and earlier served as Senior Research Analyst for M Science LLC, covering the fintech company’s analytic portfolios for Asia Pacific and China internet sectors.

Before entering the financial industry, Mr. Guo spent over nine years at Intel Corporation in product development leadership. He holds an M.B.A. from the University of California, Berkeley, an M.S. in Electrical Engineering from Santa Clara University, and a B.S. in Engineering from Harbin Institute of Technology, China. Mr. Guo is a Chartered Financial Analyst (CFA) and holds Series 7, 24, and 63 licenses from the U.S. Financial Industry Regulatory Authority (FINRA).

“We are excited to welcome Henry to Tungray’s leadership team,” said Mr. Wanjun Yao, Chief Executive Officer of Tungray Technologies. “Henry’s extensive experience in capital markets, corporate strategy, and technology-driven businesses will strengthen our financial management and support our long-term growth initiatives. We also thank Nina for her many contributions as CFO and look forward to her continued impact in her new role.”

About Tungray Technologies Inc

Tungray Technologies Inc is an Engineer-to-Order (ETO) company that provides customized industrial manufacturing solutions to original equipment manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers' unique needs and specifications. For more information, visit the Company's website at http://tungray.com/.

For more information, please contact:

Investor Relations:
Bill Zima
Email: tungray@icrinc.com